UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      November 9, 2006
Mr. Edward Gildea, Chief Executive Officer
Converted Organics, Inc.
7A Commercial Wharf West
Boston, MA 02210



      Re:	Converted Organics, Inc.
		Registration Statement on Form SB-2, Amendment 3
      Filed October 25, 2006
		File No.  333-135174



Dear Mr. Gildea,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We plan to issue additional comments on your Form SB-2 in a separate comment letter.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form SB-2 Filed October 25, 2006

Concurrent Bond Offering, page 3

1. File the engagement letter with Ferris, Baker Watts, Inc. as an
exhibit to the registration statement.   In that regard, we note
that
the firm commitment public offering is "dependent upon the
closing" of
the bond issue which will close "if at all, simultaneously with the
closing of this offering."   Clarify exactly for us when the bond
offering will close and whether all conditions for offering must be met before the public offering can close.


* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding the financial statements. Please contact me at
(202) 551-3745 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director


cc: 	Mark Von Bergen


Mr. Edward Gildea
Converted Organics, Inc.
November 9, 2006
Page 2